ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

YEAR ENDED JANUARY 31, 2014

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

This Management Discussion and Analysis (“MD&A”) is dated May 5, 2014 and unless otherwise noted, should be read in conjunction with the Company’s audited consolidated financial statements (“Financial Statements”) for the years ended January 31, 2014 and 2013 and the notes thereto. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2014 are not necessarily indicative of the results that may be expected for any future period.

The Financial Statements include the results of operations of Manhattan Mining Co. (“Manhattan”) and Kentucky Standard Energy Company, Inc. (“Kentucky”) up to dissolution, both United States companies.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are listed in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward looking statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

Forward-looking statements	Assumptions	Risk factors
The Company believes it has sufficient cash on hand to continue operations for twelve months after January 31, 2014, subject to the Company identifying a business or property requiring additional financing	The Company has anticipated all material costs and the operating activities of the Company for the twelve- month period ending January 31, 2015, and the costs associated therewith, will be consistent with the Company’s current expectations	Unforeseen costs to the Company will arise; any particular operating costs increase or decrease from the date of the estimation; changes in economic conditions; changes in regulatory requirements
The Company will be able to carry out anticipated business plans, subject to the Company identifying a business or property requiring additional financing	The operating activities of the Company for the twelve- month period ending January 31, 2015, will be consistent with the Company’s current expectations; debt and equity markets, exchange and interest rates and other applicable economic conditions are favourable to the Company.	Changes in debt and equity markets; availability of external financing on acceptable terms, if required in connection with a merger or acquisition transaction; increases in operating expenses and compliance costs; interest rate and exchange rate fluctuations; changes in economic and political conditions.
Management’s outlook regarding future trends	Financing will be available for the Company’s future business or property acquisition and operating activities.	Changes in debt and equity markets; interest rate and exchange rate fluctuations; changes in economic and political conditions.
Sensitivity analysis of financial instruments	Based on management's knowledge and experience of the financial markets, the Company believes that there would be no material changes to its results for the year ended January 31, 2014, as a result of the change in liquidity, interest rate and foreign exchange risks	Changes in debt and equity markets; interest rate and exchange rate fluctuations

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section below. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

HIGHLIGHTS

On January 17, 2014, the Company announced that it completed a corporate reorganization consisting of a debt conversion, private placement and change of management.

Under the debt conversion, the Company issued an aggregate of 755,654,241 common shares at an effective price of CDN $0.0002216 per share to settle aggregate indebtedness of CDN $167,452.98. Under the non-brokered private placement, the Company issued and sold an aggregate of 81,227,436 common shares at a price of CDN $0.0002216 per share raising gross proceeds of CDN $18,000. The net proceeds from the placement will be used by the Company for general corporate purposes and working capital.

To facilitate the completion of the debt conversion and private placement transactions, the shareholder rights plan of the Company was amended and application of the plan to the debt conversion and private placement were waived by the board of directors.

George Duguay, C. Marrelli Services Limited and Lonnie Kirsh, Toronto-based investors (collectively, the “Investors”), each acquired ownership of 278,960,559 common shares of the Company, representing approximately 30.3% of the number of outstanding common shares of the Company following the debt conversion and private placement.

In conjunction with the debt conversion and private placement, all directors of the Company resigned and were replaced by Lonnie Kirsh, Carmelo Marrelli and George Duguay. All officers of the Company also resigned and Mr. Kirsh was appointed as President and Chief Executive Officer and Mr. Dan Crandall was appointed as Chief Financial Officer.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

During the year ended January 31, 2014, payments of CDN $61,000 and $180,000 were made to the former directors and officers to settle all amounts owing to them and for the termination of their services.

On August 27, 2013, the Company’s wholly-owned subsidiary, Kentucky, entered into a settlement and release agreement with Pick & Shovel Mining (“Pick & Shovel”) and Roger and Jacqueline Stacy pursuant to which, in consideration for a cash settlement payment of $8,000 and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties (see below under “Contingencies” (a)). In addition, Kentucky relinquished its interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Subsequently, the Company submitted articles of dissolution for Kentucky to the Kentucky Secretary of State and Kentucky was dissolved on September 5, 2013.

On August 9, 2013, the Company and its wholly-owned subsidiary, Manhattan, completed the sale of its Fondaway Canyon and Dixie-Comstock Gold Properties (the “Assets”) to American Innovative Minerals LLC (“AIMLLC”). The Assets were sold on an “as is where is” basis for cash consideration of $144,000. In addition, as a condition to the closing of the transaction, Hale Capital Management, LP and Hale Capital Partners, LP (collectively, “Hale Capital”), delivered to the Company a full and final release and settlement relating to the legal action commenced by Hale Capital on September 27, 2011 (see below under “Contingencies” (b)). A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York dismissing all claims against the Company and Manhattan in connection with that litigation.

Subsequently, the Company submitted articles of dissolution for Manhattan to the Nevada Secretary of State and Manhattan was dissolved on November 7, 2013.

The Company has no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently seeking new business opportunities. Success in identifying a suitable new asset or business for the Company is uncertain. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Without a suitable asset or business opportunity and/or additional financing, the Company will be required to consider the basis on which it will continue as an entity. The Company has no operating revenues and therefore it must utilize current cash and cash equivalents to satisfy outstanding liabilities.

OVERVIEW

The Company was previously a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. As a result of the recent transactions (see above under ‘Highlights”), the Company no longer holds any mining properties, has no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

GOING CONCERN

The Company’s Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had income of $69,225 during the year ended January 31, 2014 (year ended January 31, 2013 - income of $5,291,142) and has an accumulated deficit of $39,193,127 (January 31, 2013 - $39,262,352). In addition, the Company has a working capital deficiency of $13,557 at January 31, 2014 (January 31, 2013 - $252,103).

During the last fiscal year, former management continued its process of raising funds through the sale of its remaining property interests. The Company’s ability to continue to meet its obligations is uncertain and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. With the disposal of its remaining property interests, as noted above under “Highlights”, the Company has no remaining property interests and no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently focused on identifying suitable assets or businesses to acquire or merge with. Success in identifying a suitable new asset or business for the Company is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to repay its outstanding liabilities. If the Company is unable to extinguish all of its outstanding liabilities, the going concern assumption will not be valid. The Financial Statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

MINERAL PROPERTIES

Fondaway Canyon and Dixie-Comstock Projects

As noted above under “Highlights”, the Company disposed of these gold properties on August 9, 2013.

During the year ended January 31, 2014, the Company’s exploration and evaluation expenditures on these projects were $63,573 (year ended January 31, 2013 - $67,817). For a detailed description of the exploration and evaluation expenditures by property, refer to “Additional Disclosure For Venture Issuers Without Significant Revenue” below.

Kentucky Project

As noted above under “Highlights”, the Company completed a settlement and release agreement on August 27, 2013, disposing of this project, including the release of any prior claims between the parties, the relinquishment of the posted bond in the amount of $178,700, the transfer of certain equipment, the removal of the asset retirement obligation (“ARO”), in the amount of $109,949 and the transfer of all related claims and issues asserted by the Kentucky Energy and Environment Cabinet. The known claims totaled $145,000. As a result, a gain on settlement of $48,091 was recorded.

During the year ended January 31, 2014, the Company incurred exploration and evaluation expenditures of $23,660 (year ended January 31, 2013 - $161,317) on this project. For a detailed description of the exploration and evaluation expenditures by property, refer to “Additional Disclosure For Venture Issuers Without Significant Revenue” below.

Recording of Asset Retirement Obligations

Under the guidance of IAS 37, the Company had recorded asset retirement obligations (“AROs”) on the Fondaway Canyon and Dixie-Comstock Projects in the amount of $2,978, representing the net present value of the estimated costs to restore each property to its original condition, assuming future payments of $4,750 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%.

As a result of the dissolution of Manhattan noted above under ‘Highlights”, the previously recorded ARO of $2,978 and the reclamation bond $9,550 related to the Fondaway Canyon and Dixie-Comstock Projects have been reversed on dissolution.

As a result of the recent transactions noted above under ‘Highlights”, the previously recorded ARO of $109,949 related to the Kentucky Project is no longer the responsibility of the Company. In addition, the reclamation bond which was posted in the amount of $178,700 for this project has been relinquished to the new owners.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

OVERALL PERFORMANCE

The Company’s net income for the year ended January 31, 2014 was $69,225 ($0.00 income per share) and for the year ended January 31, 2013 was $5,291,142 ($0.06 income per share), a reduction of $5,221,917. The reduction in net income relates mainly to the gain on sale of property interests and related assets in 2013 of $14,171,405 versus $123,228 in 2014 on the sale of the Fondaway Canyon and Dixie-Comstock Gold Properties described above and the gain on sale of royalty of $866,505 in 2013 versus $nil in 2014. This was partially offset by a gain on dissolution of subsidiaries of $402,782, a reduction of $3,049,972 in total exploration and evaluation expenditures as a result of the sale of all property interests and a decrease in administrative expenses of $1,856,544, primarily as a result of lower corporate development costs, lower professional fees, including a reversal of legal fees previously accrued related to the dismissal of the Hale Capital litigation and lower share-based payments, as a result of no new granting of stock options and the reversal of previously recorded share-based payments on unvested options forfeited during the current year ended January 31, 2014.

Also contributing to the overall reduction in expenses was a gain in the current period on the lawsuit settlement and release of $48,091 with Pick & Shovel and Roger and Jacqueline Stacy described above and the absence of finance costs of $4,310,582, due to the assumption of the previous Gold Stream Facility by Scorpio Gold Corporation and its wholly-owned subsidiary, Goldwedge LLC, (together “Scorpio”), on December 17, 2012.

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the audited consolidated financial statements of the Company as at January 31, 2014, 2013 and 2012 and for the years then ended.

	Year ended January 31, 2014	Year ended January 31, 2013	Year ended January 31, 2012
Net income (loss) Net income (loss) per share (basic and diluted)	$69,225 $0.00	$5,291,142 $0.06	$(6,451,698) $(0.08)
	As at January 31, 2014	As at January 31, 2013	As at January 31, 2012
Total assets Long-term financial liabilities	$22,360 $nil	$3,155,535 $107,647	$3,653,198 $3,258,276

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

Three Months Ended (*)	Net Revenues ($)	Net Income (Loss) ($)
January 31, 2014	nil	270,714	0.00
October 31, 2013	nil	40,418	0.00
July 31, 2013	nil	(49,485)	(0.00)
April 30, 2013	nil	(192,422)	(0.00)
January 31, 2013	nil	15,039,966	0.18
October 31, 2012	nil	(3,858,506)	(0.05)
July 31, 2012	nil	(3,658,212)	(0.04)
April 30, 2012	nil	(2,232,106)	(0.03)

FINANCIAL PERFORMANCE

Three months ended January 31, 2014, compared with three months ended January 31, 2013

The Company’s net income for the three months ended January 31, 2014 was $270,714 ($0.00 income per share) compared to $15,039,966 ($0.18 income per share) for the three months ended January 31, 2013, on no revenue. The decrease of $14,769,252 was principally the result of:

  Finance costs decreased by $165,405 to $nil for the three months ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012.
  Gain on sale of property interests and related assets decreased by $14,171,405 to $nil for the three months ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the one-time gain on the sale of the Goldwedge and Piñon property interests and related assets.
  Gain on sale of royalty decreased by $866,505 to $nil for the three months ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the one-time gain on the sale of the Pinon Railroad Royalty to XDM Royalty Corp.
  Gain on dissolution of subsidiaries increased to $372,682 for the three months ended January 31, 2014, compared to $nil for the same period in 2013. The increase was the result of the dissolution of Manhattan in the current period.
  Professional fees decreased by $495,028 to $(10,638) for the three months ended January 31, 2014, compared to the same period in 2013. The decrease was the result of large reversals of professional fees in 2013 as the result of the settlement of previous amounts due.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

  Share-based payments decreased by $139,236 to $(126,266) for the three months ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the reversal of previously recorded expenses for unvested options forfeited upon terminations of former directors and officers.

Year ended January 31, 2014, compared with year ended January 31, 2013

The Company’s net income for the year ended January 31, 2014 was $69,225 ($0.00 income per share) compared to $5,291,142 ($0.06 income per share) for the year ended January 31, 2013, on no revenue. The decrease of $5,221,917 was principally the result of:

  Exploration and evaluation expenditures decreased by $3,049,972 to $87,233 for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the sale of the Goldwedge and Piñon property interests and related assets thereto to Scorpio on December 17, 2012 and the Company incurring minimal exploration and evaluation expenditures on its remaining projects, including Fondaway Canyon, Dixie- Comstock and Kentucky, prior to their disposal in August 2013, as noted above under “Highlights”.
  Finance costs decreased by $4,310,582 to $nil for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012.
  Gain on sale of property interests and related assets decreased by $14,048,177 to $123,228 for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the one-time gain on the sale of the Goldwedge and Piñon property interests and related assets in 2013 partially offset by the one-time gain on the sale of the Fondaway Canyon and Dixie-Comstock Gold property interests and related assets in 2014, as noted above under “Highlights”.
  Gain on sale of royalty decreased by $866,505 to $nil for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the one-time gain on the sale of the Pinon Railroad Royalty to XDM Royalty Corp.
  Gain on dissolution of subsidiaries increased to $402,782 for the year ended January 31, 2014, compared to $nil for the same period in 2013. The increase was the result of the dissolution of Kentucky and Manhattan in the current year.
  Professional fees decreased by $1,069,995 to $(45,439) for the year ended January 31, 2014, compared to the same period in 2013. The decrease was the result of large legal fees in 2013 related to the sale of the Goldwedge and Piñon property interests and related assets and legal fees on various lawsuits. As well, in 2014, certain legal fee accruals were reversed.
  Share-based payments decreased by $539,362 to $(109,866) for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the reversal of previously recorded expenses for unvested options forfeited in the current year upon terminations of former directors and officers and the expense related to the amount in 2013 for the stock options granted on January 20, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no positive operating cash flow and has to date, financed its activities and its ongoing expenditures primarily through equity transactions such as equity offerings, the exercise of warrants and other financing arrangements. The Company believes that additional financing will be required to fund its operating expenses as it searches for suitable assets and businesses to merge with or acquire.

As at January 31, 2014, the Company had cash and cash equivalents of $16,807. Cash provided by operating activities was $275,614 for the year ended January 31, 2014. During the year ended January 31, 2014, the Company experienced a net increase of $723,247 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaids of $2,706,451, offset by a decrease in accounts payable and accrued liabilities of $1,983,204. Cash used in financing activities consisted of $600,000 of other advances paid which was partially offset by the proceeds from sale of property interests, net of transaction costs of $123,228 and a private placement of $16,400.

The Company's approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2014, the Company had cash and cash equivalents of $16,807 compared to $201,565 as at January 31, 2013, to settle current liabilities of $35,917 compared to $3,195,672 as at January 31, 2013. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at January 31, 2014, the Company had 920,835,502 common shares issued and outstanding and stock options outstanding to acquire 2,350,000 common shares of the Company. As at the date of this MD&A, the Company had 920,835,502 common shares issued and outstanding and stock options outstanding to acquire 150,000 common shares of the Company. The 150,000 stock options would raise $15,000, if exercised in full. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is deposited with a Schedule I Canadian bank.

The Company has an investment in Sharpe Resources Corporation (“Sharpe”), a Canadian publicly held company. As a result of the continued and significant decline in the market value and the delisting of the shares, the Company has taken a provision of loss of $30,000 and written down the investment to $nil.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe, the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. The Company exercised this option on December 7, 2011. Pursuant to the terms of the option agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe had not responded. With the completion of the settlement and release agreement on August 27, 2013, as noted above under “Highlights”, the Company is no longer a party to the option agreement.

(b) The Company had an employment contract dated January 1, 2011 with a former Chief Executive Officer (“former CEO”). The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former CEO to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former CEO is not entitled to any additional compensation since he was terminated with cause.

The Company’s principal focus continues to be funding ongoing operations as a reporting issuer and paying existing creditors. The Company has no operating revenues and therefore it must utilize its current cash reserves, funds obtained from the exercise of stock options and other financing transactions, in order to maintain its capacity to meet ongoing discretionary operating activities. The Company does not have sufficient funds on hand to meet its current operating requirements and outstanding liabilities; therefore, the Company will continue to negotiate with existing suppliers and service providers to settle outstanding liabilities. If the Company is not able to negotiate with existing suppliers and service providers on a favorable basis, this could have a material adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern. See “Risk Factor – Capital Investment.”

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

	Year Ended January 31,
	2014 ($)	2013 ($)
Salaries and benefits paid to directors and officers (2)	442,925	505,259
Share-based payments (1)	(109,866)	403,231

(1)	Negative amount is the result of previously recorded share-based payments on forfeited unvested options.
(2)

Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, a former director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the year ended January 31, 2014 (year ended January 31, 2013 - $73,607), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. Also included above are the fees for the previous Interim President and Chief Executive Officer, Phillip Gross, whose fees for services were $330,000 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil), included above. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the year ended January 31, 2013, included above, for providing consulting services in connection with the Kentucky Project.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $4,822 for the year ended January 31, 2014 (year ended January 31, 2013 - $13,223).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("MSSI"), a firm providing accounting services. MSSI's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Ltd. Fees for services provided by MSSI totaled $750 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2014, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

Major Shareholder	Number of common shares	Percentage of outstanding common shares
Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Ltd.	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and preferred shares. As of the date of this MD&A, the Company had 920,835,502 common shares outstanding and the following stock options outstanding:

Number of Options	Exercise Price	Expiry Date
150,000	0.10	June 26, 2014

150,000 of the outstanding stock options have vested and are currently exercisable.

CONTINGENCIES

(a)

The Company received a claim against it in respect of the Kentucky Project whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and was working on resolving the issue. In the meantime, the DMER had issued penalties of $145,000 and was seeking forfeiture of the Company’s reclamation bond in the amount of $178,700. These penalties were included in accounts payable and accrued liabilities in the Financial Statements as at January 31, 2013.

On August 27, 2013, the Company settled this claim through a settlement and release agreement, as noted above under “Highlights”.

(b)

On September 27, 2011, Hale Capital commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale Capital to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital was seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton Global Value, LP on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale Capital was also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary, Manhattan. Management had estimated these expenses at $330,000 and had accrued this amount in the accounts for the year ended January 31, 2012. Subsequently, an additional amount of approximately $175,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued during the year ended January 31, 2013.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

As noted above under “Highlights”, the transaction completed on August 9, 2013, resulted in a full and final release and settlement to this legal action. As a result, the previous outstanding and additional legal expenses (including interest) in the amount of $175,000 have been reversed from accounts payable and accrued liabilities and professional fees.

(c)

The Company’s previous wholly-owned subsidiary, Manhattan, received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management attempted to settle both claims on several occasions, but was unsuccessful.

As noted above, Manhattan has been dissolved and the Company is not liable to settle these claims.

SUBSEQUENT EVENT

Subsequent to January 31, 2014, 400,000 stock options with an exercise price of $0.10 and an original expiry date of June 26, 2014 and 1,800,000 stock options with an exercise price of $0.30 and an original expiry date of January 20, 2017 expired unexercised as a result of the acceleration of the expiry date of those options held by former directors and officers as they ceased to be service providers to the Company.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the years ended January 31, 2014 and 2013 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the years ended January 31, 2014 and 2013 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 2 of the audited consolidated financial statements for the years ended January 31, 2014 and 2013 which can be found on SEDAR www.sedar.com:

Critical accounting estimates

  the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
  Contingencies, as noted above under “Contingencies” and in note 20 to the consolidated financial statements.

Critical accounting judgments

  the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
  the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;
  going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and
  management's determination that the functional currency of the Company is the Canadian Dollar.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

NEW ACCOUNTING PRONOUNCEMENTS

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

(ii) IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

CHANGE IN ACCOUNTING POLICIES

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was issued by the IASB in May 2011 and supersedes IAS 28-Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2014 was a deficiency of $13,557 (January 31, 2013 - deficiency of $147,784). Note that included in the consolidated statements of financial position presented is a deficit of $39,193,127 as at January 31, 2014 (January 31, 2013 - $39,262,352).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2014. The Company is not subject to external capital requirements.

FINANCIAL RISK FACTORS

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate and foreign currency risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2014, the Company had a cash balance of $16,807 (January 31, 2013 - $201,565) to settle current liabilities of $35,917 (January 31, 2013 - $3,195,672). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk
The Company's functional and reporting currency was previously the United States dollar and major purchases were transacted in United States dollars. Subsequent to the dissolution of Manhattan, the functional currency of the Company changed to Canadian dollars and major purchases are transacted in Canadian dollars.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Possible Strategic Opportunities and Transactions

With the disposal of its remaining property interests, the Company has no mining properties and no business operations and is currently seeking suitable assets or business opportunities to acquire or merge with. The Company will evaluate from time to time strategic opportunities to acquire or invest in assets and businesses. These acquisitions or investments may be significant in size, may change the scale of the Company’s business and may expose it to new geographic, political, operating, financial and geological risks. In addition, the Company will from time to time seek possible strategic opportunities that may be in the best interests of the Company and accretive to its shareholders. The Company’s success in pursuing any such strategic opportunities depends on, among other things, its ability to identify suitable candidates and enter into arrangements with such candidates on acceptable terms. Any strategic opportunity that the Company may pursue would be accompanied by risks, such as the difficulty of completing a strategic transaction the inability of management to maximize the financial and strategic position of the Company; additional expenses and resources associated with pursuing and/or completing such opportunities; possible dilution of the Company’s shareholders or its interest in its subsidiaries, joint ventures and/or assets; and potential unknown risks and liabilities associated with assets and businesses in whom the Company invests or enters into some other strategic transaction, among other things. There can be no assurance that the Company will be successful in identifying, pursuing or completing any proposed or future strategic opportunity or that the Company will be successful in overcoming any risks associated with any proposed, completed or future strategic opportunity pursued by the Company. Accordingly, such strategic opportunities and transactions may have a material adverse effect on the Company’s business, results of operations, financial condition, assets, cash flows and liquidity. In addition, there may be no right for shareholders to evaluate the merits or risks of any future strategic transaction undertaken by the Company except as required by applicable laws and regulations.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

Ability to Continue as a Going Concern

The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to identify assets or business opportunities to acquire or merge with. Success in identifying a new assets or business is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable assets or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Any material delays, or failure of, identifying a suitable business opportunity and/or obtaining additional financing in the near term is likely to have a material adverse impact on the business, operations and prospects of the Company and the ability of the Company to raise adequate financing and re-commence business operations, which in turn is likely to have a material adverse impact on the Company's business, assets and financial condition.

Capital Investment

Due to the recent downturn in mining and financial markets, it has become significantly more difficult for junior exploration companies to effect financings. If and when the Company seeks to secure financing, in connection with a merger and acquisition transaction or otherwise, there is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. If the Company is unable to raise capital now or when required in the future, and other financing sources are not available, the Company may be required to further reduce general and administrative expenses. Any such action could have a materially adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Litigation Risk

The Company has been named as a defendant in various legal proceedings as noted above under “Contingencies”, some of which have been settled, but may be threatened with, or named as a defendant in, or may become subject to additional legal proceedings. Defending lawsuits could require substantial amounts of management attention, which could divert its focus from operations and could materially adversely affect the Company’s financial condition. A significant judgment against the Company or the imposition of a significant fine or penalty as a result of a finding that the Company failed to comply with laws or regulations could have a significant adverse impact on the Company’s business, financial condition and results of operations.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements. In contrast to the certificate required for Non-Venture Issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables sets forth a breakdown of the components of general and administrative expenditures and exploration and evaluation expenditures on mineral properties for the Company, for the year ended January 31, 2014 and 2013.

General and Administrative:

	Year Ended January 31,
	2014 ($)	2013 ($)
Corporate development	12,803	180,146
Insurance	25,795	28,533
Office and general	35,530	30,643
Professional fees	(45,439)	1,024,556
Consulting, wages and salaries	443,194	511,545
Share-based payments	(109,866)	429,496
Travel	25,675	38,938
Depreciation	-	379
Total	387,692	2,244,236

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

Exploration and Evaluation Expenditures on Mineral Properties

	Year Ended January 31,
	2014 ($)	2013 ($)
Goldwedge Project
Travel	-	27,709
Mine development costs	-	1,878,956
Drilling	-	71,884
Consulting, wages and salaries	-	736,060
Office and general	-	130,011
Supplies, equipment and transportation	-	48,240
Claim staking and maintenance fees	-	11,743
Milling costs	-	161,474
Depreciation	-	104,819
Net proceeds from sale of exploration and development ore	-	(367,521)
Total Goldwedge Project	-	2,803,375

Piñon Project
Property acquisition costs	-	46,158
Consulting, wages and salaries	-	20,859
Office and general	-	11,479
Claim staking and maintenance fees	-	26,200
Total Piñon Project	-	104,696

Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	35,000	35,000
Claim staking and maintenance fees	-	32,817
Consulting, wages and salaries	19,711	-

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2014
Discussion Dated May 5, 2014

Travel	5,714	-
Office and general	3,148	-
Total Fondaway Canyon and Dixie-Comstock Projects	63,573	67,817

Kentucky Project
Office and general	20,102	7,521
Penalty	-	145,000
Depreciation	3,558	8,796
Total Kentucky Project	23,660	161,317

Total exploration activities	87,233	3,137,205